FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 24 March 2016, the individuals listed below, who are all persons discharging managerial responsibilities, were granted awards over the Company's ordinary shares or American Depositary Shares (ADSs) under the terms of the AstraZeneca Deferred Bonus Plan (AZDBP), the AstraZeneca Performance Share Plan (AZPSP) and the AstraZeneca Investment Plan (AZIP). Two ADSs equal one ordinary share.

Name	Shares awarded under AZDBP	Shares awarded under AZPSP	Shares awarded under AZIP	Award price per share
Pascal Soriot	17,352	129,713	21,618	3923p
Marc Dunoyer	8,798	54,101	9,016	3923p
Sean Bohen	1,496	78,155	13,025	$28.19
Luke Miels	2,107	30,225	5,037	3923p

The AZDBP award represents the portion of each individual's annual bonus for 2015 that they are required to defer into shares. The shares are subject to a three-year holding period (24 March 2016 to 23 March 2019).

The AZPSP award is subject to a combination of performance measures focused on our scientific, commercial and financial performance assessed over a three-year performance period (1 January 2016 to 31 December 2018). The award will vest on the third anniversary of the date on which it was granted, except for awards to Executive Directors, which will be subject to a further two-year holding period before the award vests.

The AZIP award is subject to two performance hurdles relating to dividend and dividend cover over a four-year performance period (1 January 2016 to 31 December 2019). The award is subject to a four-year holding period, commencing at the end of the performance period.

Details of the performance measures that relate to the AZPSP and AZIP awards can be found in the Directors' Remuneration Report of the AstraZeneca Annual Report and Form 20-F Information 2015 which is available on the Company's website at www.astrazeneca-annualreports.com/2015/.

A C N Kemp
Company Secretary
24 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 March 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary